Exhibit 99.1

AirNet Announces Changes in Senior Management Team

BEIJING, December 13, 2024 /PRNewswire/ – AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced changes in its senior management team.

Each of Ms. Fuying Yan and Ms. Tong Lin has tendered resignation as a director of the Company, effective from December 13, 2024. Their resignation was for personal reasons and did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice. In addition, Ms. Fuying Yan has also tendered resignation as the co-chief executive officer of the Company for personal reasons, effective from the same date. Mr. Yuan Feng has been appointed as the Company’s co-chief executive officer and director of the Board, effective from December 13, 2024. Ms. Yanxiao Zhu has been appointed as an independent director of the Board, effective from the same date. Upon the effectiveness of the above-mentioned changes, the Board will consist of five directors, including three independent directors.

Mr. Yuan Feng had served as a deputy director of European and American business department at Huayou New Energy Technology Co., Ltd. from October 2021 to December 2024. Prior to that, Mr. Feng worked at Royal Emirates Investment Authority from November 2015 to September 2021 as a director of marketing and from November 2011 to October 2015 as an assistant general manager for two subsidiaries of the said authority, respectively. From September 2010 to November 2011, Mr. Feng worked at China Central Television as an English translator. Mr. Feng received a bachelor’s degree in international economics and trade from Xi’an University of Finance and Economics in July 2010.

Ms. Yanxiao Zhu had served as a finance business partner at Goodman Fielder from January 2023 to September 2024. Prior to that, Ms. Zhu worked at Fisher and Paykel Healthcare NZ as a cost accountant from July 2019 to October 2022, at Oceania Dairy as an assistant finance manager from October 2017 to September 2018, and at Knowles Corporation as a senior costing analysis from November 2013 to February 2016. Ms. Zhu received a bachelor’s degree in applied accounting from University of Oxford Brookes in December 2009, and a postgraduate diploma of professional accounting from Auckland University of Technology in December 2016.

“I am thrilled to welcome Mr. Yuan Feng and Ms. Yanxiao Zhu to our senior management team,” commented Mr. Herman Man Guo, the chairman of the Board and interim chief financial officer of the Company. “I look forward to our collaboration as we advance our business growth strategies.”

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Penny Pei

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: penny@ihangmei.com